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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

            REPORT ON FORM 6-K DATED FOR THE MONTH OF DECEMBER, 2006

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                               COPA HOLDINGS, S.A.
                 (Translation of Registrant's Name Into English)

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       Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
                           Urbanizacion Costa del Este
                       Complejo Business Park, Torre Norte
                                 Parque Lefevre
                               Panama City, Panama
                    (Address of principal executive offices)

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      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X]   Form 40-F [ ]

      (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- )

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Enclosure: Press Release - COPA AIRLINES TAKES DELIVERY OF ITS SIXTH EMBRAER
AIRCRAFT

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           COPA AIRLINES TAKES DELIVERY OF ITS SIXTH EMBRAER AIRCRAFT

                   THE AIRLINE'S FLEET NOW TOTALS 30 AIRCRAFT

    PANAMA CITY, Dec. 8 /PRNewswire-FirstCall/ -- Copa Airlines has announced the arrival of its sixth Embraer 190AR aircraft. The airline now has a total fleet of 30 aircraft, consisting of 6 Embraer 190 airplanes and 24 Boeing 737 Next Generation aircraft, one of the most modern fleets in the Americas. This is the 200th aircraft of its 170-190 model family that Brazilian company Embraer has distributed.

    Copa's latest aircraft acquisition is part of an order placed in October 2004; Copa was the first Latin American airline to order the Embraer 190. "The Embraer 190 allows us to offer more efficient service to smaller markets and enables us to add frequencies and destinations in relation to growing demand," said Pedro Heilbron, CEO of Copa Airlines.

    Copa's Embraer 190AR is configured with 94 seats, 10 in Clase Ejecutiva (Business Class) and 84 in economy class in its spacious main cabin. The aircraft is equipped with high-tech devices such as winglets, highly efficient GE CF34-10E engines, and Honeywell Corporation's "fly by wire," the most advanced aviation technology.

    "The Embraer aircraft provides passengers comfortable travel options with the same level of service as that of our larger aircraft," said Heilbron.

    Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), is one of the leading passenger airlines in Latin America. Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa offers more than 110 daily flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental have a strategic alliance that includes joint participation in Continental's award-winning frequent flyer program, OnePass. For more information, visit http://www.copaair.com . CPA-G

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                          Copa Holdings, S.A.
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                                                          (Registrant)

Date:  12/08/2006
                                                          By:    /s/ Victor Vial
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                                                          Name:  Victor Vial
                                                          Title: CFO